

09059802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48507

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-08___ AND ENDING___12-31-08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CORRELL CO. INVESTMENT SERVICES CORP**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

9655 S. 78th Ave.
                              (No. and Street)

HICKORY HILLS   **IL.**   **60457**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___**E FRANKLIN CORRELL JR.**___   **708-599-2900**___
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURKE MONTAGUE & ASSOCIATES LLC
                    (Name – *if individual, state last, first, middle name*)

253 W. BROADWAY   **BRADLEY, IL.**   **60915**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 0 5 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,   **E FRANKLIN CORRELL JR.**   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   **CORRELL CO INVESTMENT SERVICES CORP**   , as of   **DECEMBER 31**   , 20 **08**   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DEBRA J. LUCENTE
Notary Public - State of Illinois
My Commission Expires Aug 06, 2012

Notary Public

Signature

Vice - President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (O) **INDEPENT AUDITORS REPORT ON INTERNAL CONTROL STRUCTURE**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORRELL CO INVESTMENT SERVICES CORP
(AN ILLINOIS CORPORATION)
TABLE OF CONTENTS
DECEMBER 31, 2008

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

INDEPENDENT AUDITORS' REPORT

Members
Charles R. Burke, CPA
Jodi K. Bruer-Gill, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

Consultant
Robert J. Montague, CPA

Board of Directors
Correll Co Investment Services Corp
Hickory Hills, IL

We have audited the accompanying statements of financial condition of Correll Co Investment Services Corp (an Illinois Corporation) as of December 31, 2008 and 2007 and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Correll Co Investment Services Corp. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Correll Co Investment Services Corp as of December 31, 2008, and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 10-11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burke Montague & Associates, L.L.C.
Bradley, IL
February 10, 2009

CORRELL CO INVESTMENT SERVICES CORP
(AN ILLINOIS CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
CASH AND EQUIVALENTS	$ 322,231.84	$ 250,929.08
TRADE ACCOUNTS RECEIVABLE, NET	4,311.56	14,740.98
PREPAID EXPENSE	11,806.14	12,388.81
Total Current Assets	$ 338,349.54	$ 278,058.87
PROPERTY AND EQUIPMENT		
PROPERTY AND EQUIPMENT	$ 41,844.33	$ 41,844.33
LESS: ACCUMULATED DEPRECIATION	(41,844.33)	(41,844.33)
Net Property and Equipment	$ 0.00	$ 0.00
OTHER ASSETS		
MARKETABLE SECURITIES	$ 123,550.00	$ 247,450.00
PREPAID INCOME TAX	5,267.00	0.00
NOTE RECEIVABLE	202,788.70	230,000.00
Total Other Assets	$ 331,605.70	$ 477,450.00
TOTAL ASSETS	$ 669,955.24	$ 755,508.87
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	$ 8,440.81	$ 13,278.06
INCOME TAXES PAYABLE	0.00	11,012.00
DEFERRED TAXES	13,500.00	13,500.00
Total Current Liabilities	$ 21,940.81	$ 37,790.06
STOCKHOLDERS' EQUITY		
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED and OUTSTANDING	$ 5,000.00	$ 5,000.00
PAID IN CAPITAL	9,937.00	9,937.00
RETAINED EARNINGS	613,977.43	559,781.81
ACCUMULATED OTHER COMPREHENSIVE INCOME	19,100.00	143,000.00
Total Stockholders' Equity	$ 648,014.43	$ 717,718.81
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 669,955.24	$ 755,508.87

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CORRELL CO INVESTMENT SERVICES CORP
(AN ILLINOIS CORPORATION)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
COMMISSIONS AND FEES	$ 792,147.18	$ 967,381.59
INTEREST INCOME	19,233.40	17,757.63
OTHER INCOME	7.89	52,143.80
TOTAL REVENUES	$ 811,388.47	$ 1,037,283.02
COST OF REVENUE		
COMMISSIONS AND CLEARING FEES	$ 362,122.00	$ 439,374.41
GROSS MARGIN	$ 449,266.47	$ 597,908.61
OPERATING EXPENSES		
COMPENSATION AND RELATED EXPENSES	$ 196,346.60	$ 323,879.97
COMMUNICATIONS AND DATA PROCESSING	90,237.55	66,501.17
OCCUPANCY EXPENSE	24,000.00	24,000.00
OTHER EXPENSES	61,101.70	62,213.27
TOTAL OPERATING EXPENSES	$ 371,685.85	$ 476,594.41
INCOME FROM OPERATIONS BEFORE INCOME TAXES	$ 77,580.62	$ 121,314.20
PROVISION FOR CURRENT INCOME TAXES	23,385.00	28,710.00
NET INCOME	$ 54,195.62	$ 92,604.20
OTHER COMPREHENSIVE INCOME		
UNREALIZED GAINS ON MARKETABLE SECURITIES:		
UNREALIZED HOLDING GAINS ARISING DURING THE YEAR	$ (123,900.00)	$ 93,500.00
OTHER COMPREHENSIVE INCOME	$ (123,900.00)	$ 93,500.00
COMPREHENSIVE INCOME	$ (69,704.38)	$ 186,104.20

CORRELL CO INVESTMENT SERVICES CORP
(AN ILLINOIS CORPORATION)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME
				2008
BALANCES- BEGINNING OF YEAR	$ 5,000.00	$ 9,937.00	$ 559,781.81	$ 143,000.00
COMPREHENSIVE INCOME	0.00	0.00	54,195.62	(123,900.00)
BALANCES- END OF YEAR	$ 5,000.00	$ 9,937.00	$ 613,977.43	$ 19,100.00
				2007
BALANCES-BEGINNING OF YEAR	$ 5,000.00	$ 9,937.00	$ 467,177.61	$ 49,500.00
COMPREHENSIVE INCOME	0.00	0.00	92,604.20	93,500.00
BALANCES-END OF YEAR	$ 5,000.00	$ 9,937.00	$ 559,781.81	$ 143,000.00

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CORRELL CO INVESTMENT SERVICES CORP
(AN ILLINOIS CORPORATION)
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 54,195.62	$ 92,604.20
Adjustments to reflect cash flow:		
Accounts Receivable	10,429.42	10,664.13
Accounts Payable	(15,849.25)	(22,817.51)
Prepaid Expenditures	(4,684.33)	(84.81)
Net Cash Provided by Operations	$ 44,091.46	$ 80,366.01
Investing Activities		
Loan Receivable	27,211.30	(230,000.00)
Net Cash Used by Investing Activities	$ 27,211.30	$ (230,000.00)
Net Increase/Decrease in Cash	$ 71,302.76	$ (149,633.99)
Cash - Beginning of Year	250,929.08	400,563.07
Cash - End of Year	$ 322,231.84	$ 250,929.08
Supplemental Disclosures:		
Cash Used for Interest Expense	$ 0.00	$ 0.00
Income Taxes Paid	$ 23,385.00	$ 28,710.00

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Significant Accounting Policies

The summary of significant accounting policies of CORRELL CO INVESTMENT SERVICES CORP is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Method of Accounting

The accounting records are kept on the accrual basis of accounting for reporting purposes. Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Prepaid Assets

Payments made to vendors for services that will benefit periods beyond December 31, 2008 are recorded as prepaid items.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Receivables

The Company uses the direct write-off method of recognizing uncollectible receivables. As of December 31, 2008, and 2007, there were no accounts receivable for which the ultimate collection was considered to be in doubt.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (generally 5 to 7 years).

NOTE 2-RELATED PARTY TRANSACTIONS

An affiliated entity provides office space, insurance coverage and various administrative and operating services to the Company for which it was paid $126,000. in 2008, and $126,000. in 2007.

NOTE 3-MARKETABLE SECURITIES

Marketable securities consist of equity securities classified as available-for-sale. The marketable securities are stated at fair value, with net unrealized holding gains reported as other comprehensive income.

Marketable securities at December 31, 2008 and 2007 are summarized as follows:

2008	COST	GROSS UNREALIZED GAINS	FAIR VALUE
EQUITY SECURITIES	$ 92,600.00	$ 30,950.00	$ 123,550.00
2007			
EQUITY SECURITIES	$92,600.00	$154,850.00	$247,450.00

NOTE 4-NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2008, the Company had net capital of $410,018, which was $405,018 in excess of it's required net capital of $5,000 and at December 31, 2007, the net capital was $429,780 which was $424,780 in excess of its required net capital of $5,000 respectively. The Company's net capital ratio was 0.021 to 1.00 and 0.057 to 1.00 respectively.

NOTE 5-CONTINGENCY

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

NOTE 6-FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transaction. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 7-CONCENTRATIONS OF CREDIT RISK

Financial matters that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits, the clearing deposit and commissions receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's clearing deposit and commission receivable are maintained by a clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 8-COMPENSATED ABSENCES

The Company does not accrue for compensated absences because the amount cannot be reasonably determined.

NOTE 9-RECLASSIFICATION

     Where statement format classification changes have been made, the 2007 amounts have been reclassified to comply with the 2008 classifications.

NOTE 10-PROPERTY & EQUIPMENT

     Fixed assets are comprised of the following:

	2007	Added	Deleted	2008
Office Equipment	9,168.40	0.00	0.00	9,168.40
Computer Hardware	15,325.24	0.00	0.00	15,325.24
Computer Software	4,343.19	0.00	0.00	4,343.19
Printer/Typewriter/Calculator	13,007.50	0.00	0.00	13,007.50
Less Accumulated Depreciation	(41,844.33)	0.00	0.00	(41,844.33)
TOTAL FIXED ASSETS	0.00	0.00	0.00	0.00

NOTE 11-NOTE RECEIVABLE

     The note receivable is a $230,000 demand promissory note from an affiliate of Correll Co Investment Services Corp. The note was executed September 4, 2007, with a 6.23% per annum on unpaid balance. Interest received on this note for the fiscal years ended December 31, 2008 and 2007 was $12,993.47 and $4,776.00 respectively.

CORRELL CO INVESTMENT SERVICES CORP
(AN ILLINOIS CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Total Stockholders' Equity	$	648,014.43
Deductions:		
Non-allowable Assets:		
Prepaid Expenses and Other Receivables		(214,765.00)
Net Capital Before Haircuts on Securities Positions	$	433,249.43
Haircuts on Securities		(23,231.00)
Net Capital	$	410,018.43
Net Capital Requirements		5,000.00
Excess Net Capital	$	405,018.43
Total Aggregate Indebtedness	$	8,440.81
Ratio of Aggregate Indebtedness to Net Capital		0.021

Note: There are no material differences between the above computations and the Company's corresponding unaudited focus - Part II filing.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (K)(2)(B) of that rule.

Burke, Montague & Associates L.L.C.

Board of Directors

Correll Co Investment Services Corp

Hickory Hills, IL

Certified Public Accountants, Advisors & Auditors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Correll Co Investment Services Corp (an Illinois Corporation) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burke Montague & Associates, L.L.C.
Bradley, IL
February 10, 2009